Exhibit 21

SUBSIDIARIES OF THE COMPANY

The following is a list of the registrant’s subsidiaries:

Organized Under Law Of
Silicon Laboratories UK Limited	United Kingdom
Silicon Labs Isolation, Inc.	State of California
Silicon Laboratories Y.K.	Japan
Silicon Laboratories FRANCE	France
Silicon Laboratories Asia Pacific, Limited	Hong Kong
Silicon Labs CP, Inc.	State of Delaware
Silicon Laboratories International Pte. Ltd.	Singapore
Silicon Laboratories Technology, LLC	State of Delaware
Silicon Laboratories GmbH	Germany